UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amentum Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

023939 101

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023939 101

1	NAME OF REPORTING PERSON Jacobs Solutions Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,247,663 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,247,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 023939 101

1	NAME OF REPORTING PERSON Jacobs Engineering Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,247,663 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,247,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12	TYPE OF REPORTING PERSON CO

(1)

On September 27, 2024, Jacobs Solutions Inc. (“Jacobs”) completed the spin-off of its Critical Mission Solutions business and portions of the Divergent Solutions business (together the “SpinCo Business”, and the SpinCo Business is held by Amentum Holdings, Inc. (“Company”)) through the pro-rata distribution to its stockholders of approximately 81% of common stock, par value $0.01 per share, of the Company (“Company Common Stock” and such distribution, the “Distribution”). Immediately following the Distribution, Amentum Parent Holdings LLC merged with and into the Company, with the Company surviving the merger (together with the Distribution, the “Transactions”). Immediately following the Transactions, Jacobs’ shareholders owned approximately 51%, Jacobs owned approximately 7.5%, and Amentum Parent Holdings LLC (“Amentum Equityholder”) owned approximately 37% of the issued outstanding shares of the Company. In connection with the Transactions, Jacobs and the Company entered into a Registration Rights Agreement, dated as of September 27, 2024, pursuant to which Jacobs granted to the Company a proxy to vote the shares of Company Common Stock held by Jacobs and its subsidiaries, including Jacobs Engineering Group Inc. (“JEG”), in proportion to the votes cast by the Company’s other shareholders. As a result, Jacobs does not exercise voting power over any of the shares of Company Common Stock that it beneficially owns. On September 27, 2024, an additional amount of approximately 4.5% of Company Common Stock was placed in escrow, to be released and delivered in the future to Jacobs and its shareholders or to Amentum Equityholder, depending on the achievement of certain fiscal year 2024 operating profit targets by the SpinCo Business (the “Additional Merger Consideration”). While such Company Common Stock remains in escrow, Jacobs does not beneficially own any of the Additional Merger Consideration. To the extent any Additional Merger Consideration is released to Jacobs, Jacobs will not have voting power over the Additional Merger Consideration, as described above, and Jacobs intends to distribute to Jacobs’ shareholders, on a pro rata basis, any shares received by it in excess of 0.5% of Company Common Stock outstanding.

(2)

Jacobs is the indirect, beneficial owner of the reported shares of Company Common Stock. The record holder of the reported shares of the Company’s Common Stock is JEG, which is a direct, wholly owned subsidiary of Jacobs. Jacobs and JEG share dispositive power with respect to the reported shares.

(3)

The calculation is based on 243,302,173 Common Shares issued and outstanding as of September 27, 2024, as reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on October 3, 2024.

ITEM 1(a):	Name of Issuer:

Amentum Holdings, Inc.

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

4800 Westfields Blvd., Suite #400, Chantilly, Virginia 20151

ITEM 2(a):	Name of Person Filing:

Jacobs Solutions Inc.

Jacobs Engineering Group Inc.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

1999 Bryan Street, Suite 3500, Dallas, TX 75201

ITEM 2(c):	Citizenship:

Jacobs Solutions Inc. is a Delaware corporation.

Jacobs Engineering Group Inc. is a Delaware corporation.

ITEM 2(d):	Title of Class of Securities:

Common stock, $0.01 par value

ITEM 2(e):	CUSIP Number:

023939 101

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	Ownership:

Explanatory Note: On September 27, 2024, Jacobs completed the separation of the Company through the distribution of approximately 81% of the shares of Company Common Stock to its stockholders. Immediately following the Transactions, Jacobs indirectly, beneficially owned 18,247,663 shares, or approximately 7.5%, of Company Common Stock.

ITEM 4(a)	Amount Beneficially Owned:

18,247,663 shares of Company Common Stock.

ITEM 4(b)	Percent of Class:

7.5%. The calculation is based on 243,302,173 Common Shares issued and outstanding as of September 27, 2024, as reported on the Company’s Current Report on Form 8-K filed with the Commission on October 3, 2024.

ITEM 4(c)	Number of Shares of which such person has:

(i)	Sole power to vote or direct the vote:

0

In connection with the Transactions, Jacobs and the Company entered into a Registration Rights Agreement, dated as of September 27, 2024, pursuant to which Jacobs granted to the Company a proxy to vote the shares of Company Common Stock held by Jacobs and its subsidiaries, including JEG, in proportion to the votes cast by the Company’s other shareholders. As a result, Jacobs does not exercise voting power over any of the shares of Company Common Stock that it beneficially owns.

(ii)	Shared power to vote or direct the vote:

0

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or direct the disposition of:

18,247,663

Jacobs is the indirect, beneficial owner of the reported shares of Company Common Stock. The record holder of the reported shares of the Company’s Common Stock is JEG, which is a direct, wholly owned subsidiary of Jacobs. Jacobs and JEG share dispositive power with respect to the reported shares.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This schedule is filed pursuant to Rule 13d-1(d). See Exhibit A.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

JACOBS SOLUTIONS INC.

By:	/s/ Venk Nathamuni
Name: Venk Nathamuni
Title: Chief Financial Officer

JACOBS ENGINEERING GROUP INC.

By:	/s/ Venk Nathamuni
Name: Venk Nathamuni
Title: Chief Financial Officer